

March 22, 2022

Devina A. Rankin
Chief Financial Officer
Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, TX 77002

      **Re: Waste Management, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2021**
          **Filed February 15, 2022**
          **File No. 001-12154**

Dear Ms. Rankin:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control Over financial Reporting, page 127

1.     Please amend your filing to include a revised management's report on internal control over financial reporting with a statement as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation